SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )

                       Atlas Air Worldwide Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049164205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Atlas Air, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,510,762

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,510,762

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,510,762

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Distressed Investment Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,510,762

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,510,762

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,510,762

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,643,963

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,643,963

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,643,963

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,643,963

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,643,963

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,643,963

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,643,963

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,643,963

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,643,963

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,643,963

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,643,963

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,643,963

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

     Atlas Air Worldwide Holdings, Inc. (the "Issuer"), Common Stock (the "Shares")

     The address of the issuer is 2000 Westchester Avenue, Purchase, New York 10577.

--------------------------------------------------------------------------------
Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by HMC Atlas Air, L.L.C. ("HMC Atlas Air"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the Class A Shareholder of HMC Atlas Air, HMC Investors, L.L.C., ("HMC Investors") the managing member of HMC Management, Philip Falcone, a member of HMC Management who acts as the portfolio manager of HMC Atlas Air on behalf of HMC Management and is the portfolio manager of a separately managed account (the "Account"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of HMC Atlas Air, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Each of HMC Atlas Air, HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for HMC Atlas Air and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of HMC Management, HMC Investors, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof HMC Atlas Air may be deemed to beneficially own 4,510,762 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 4,510,762 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 4,643,963 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 4,643,963 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 4,643,963 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 4,643,963 Shares.

The Shares were received in distributions from the Issuer in connection with its corporate reorganization.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, HMC Atlas Air may be deemed to be the beneficial owner of 4,510,762 Shares, constituting 23.9% of the Shares of the Issuer, based upon 18,893,110 Shares outstanding as of July 12, 2005.

     HMC Atlas Air has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,510,762 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,510,762 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 4,510,762 Shares, constituting 23.9% of the Shares of the Issuer, based upon 18,893,110 Shares outstanding as of July 12, 2005.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,510,762 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,510,762 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 4,643,963 Shares, constituting 24.6% of the Shares of the Issuer, based upon 18,893,110 Shares outstanding as of July 12, 2005.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,643,963 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,643,963 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,643,963 Shares, constituting 24.6% of the Shares of the Issuer, based upon 18,893,110 Shares outstanding as of July 12, 2005.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,643,963 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,643,963 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 4,643,963 Shares, constituting 24.6% of the Shares of the Issuer, based upon 18,893,110 Shares outstanding as of July 12, 2005.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,643,963 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,643,963 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 4,643,963 Shares, constituting 24.6% of the Shares of the Issuer, based upon 18,893,110 Shares outstanding as of July 12, 2005.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,643,963 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,643,963 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not Applicable

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B:
Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HMC Atlas Air, L.L.C.
By: HMC Distressed Investment Offshore Manager, L.L.C., Class A Shareholder
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------


HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------


HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

July 22, 2005

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated July 22, 2005 relating to the Common Stock of Atlas Air Worldwide Holdings, Inc. shall be filed on behalf of the undersigned.

HMC Atlas Air, L.L.C.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------


HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------


HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

July 22, 2005

                                                                       Exhibit B

                        Transactions in the Common Stock
                        --------------------------------

Transactions in the When-Issued Market by HMC Atlas Air

            Date of         Number of Shares
          Transaction        Purchase/(Sold)         Price of Shares
          -----------        ---------------         ---------------

           5/20/2005             77,600                   30.00
           5/20/2005              4,850                   30.00
           5/23/2005             31,800                   33.17
           5/23/2005             48,250                   33.50
           5/23/2005             24,300                   33.03
           5/23/2005            163,400                   32.40
           5/26/2005             33,950                   32.50
           5/26/2005             24,250                   32.65
           5/26/2005                970                   32.00
           5/27/2005              1,940                   32.50
           5/31/2005              7,750                   32.95
           5/31/2005             19,400                   33.00
            6/1/2005             19,400                   33.25
            6/2/2005              2,000                   33.25
            6/2/2005             25,000                   33.50
            6/6/2005              8,890                   34.50
            6/6/2005             39,770                   34.50
            6/6/2005             48,500                   34.50
            6/7/2005             29,100                   35.50
            6/7/2005             24,740                   35.50
            6/7/2005              4,850                   35.13
            6/7/2005              9,700                   35.25
            6/7/2005              2,910                   35.50
            6/8/2005             61,000                   33.50
           6/14/2005             10,000                   34.50
           6/20/2005             24,275                   34.50
           6/21/2005              3,880                   34.50
           7/14/2005

Transactions in the When-Issued Market by Entities Other than HMC Atlas Air over whose Shares HMC Investors, Philip Falcone, Raymond Harbert and Michael Luce may be deemed to have beneficial ownership

            Date of         Number of Shares
          Transaction        Purchase/(Sold)         Price of Shares
          -----------        ---------------         ---------------

           5/12/2005             10,600                   28.49
           5/12/2005             43,000                   28.91
           5/17/2005             80,000                   28.85
           5/17/2005             25,000                   28.85
           5/18/2005             10,000                   29.00
           5/18/2005              1,000                   28.00
           5/18/2005             15,000                   29.00
           5/18/2005             20,000                   29.00
           5/18/2005             20,000                   29.00
           5/19/2005              6,200                   29.50
           5/18/2005             22,500                   29.00
           5/20/2005              2,400                   30.00
           5/20/2005                150                   30.00
           5/23/2005                700                   33.17
           5/23/2005              1,750                   33.50
           5/23/2005                700                   33.03
           5/23/2005              5,100                   32.40
           5/26/2005              1,050                   32.50
           5/26/2005                750                   32.65
           5/26/2005                 30                   32.00
           5/27/2005                 60                   32.50
           5/31/2005                250                   32.95
           5/31/2005                600                   33.00
            6/1/2005                600                   33.25
            6/6/2005              1,110                   34.50
            6/6/2005              1,230                   34.50
            6/6/2005              1,500                   34.50
            6/7/2005                900                   35.50
            6/7/2005                760                   35.50
            6/7/2005                150                   35.13
            6/7/2005                300                   35.25
            6/7/2005                 90                   35.50
            6/8/2005              1,900                   33.50
           6/20/2005                725                   34.50
           6/21/2005                120                   34.50

On May 20, 2005, an entity affiliated with the Reporting Persons assigned all of its right, title and interest in and to the Issuer's Common Shares to HMC Atlas Air.

On July 12, 2005 HMC Atlas Air received a distribution of 4,510,762 Shares from Issuer in connection with its corporate reorganization. On July 12, 2005, the Account received a distribution of 133,201 Shares from the Issuer in connection with its corporate reorganization.

03773.0003 #588430